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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

Rogers, Donald M.
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  (Last)                             (First)                         (Middle)

c/o: InfoCure Corporation
1765 The Exchange, Suite 500
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                                    (Street)

Atlanta, Georgia 30339
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

InfoCure Corporation (INCX)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

July, 1999
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


                  Director                         10% Owner
           -----                           ------

             X    Officer (give                    Other (Specify
           -----           title below)    ------         below)

                   Chief Information Officer
                   ----------------------------------

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7. Individual or Joint/Group Filing
   (Check appropriate Line)

     X   Form filed by One Reporting Person
   -----
         Form filed by More than One Reporting Person
   -----
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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock sold               7/26/99      S            2,000      D       $53.61                         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock sold               7/28/99      S            4,000      D       $53.63                         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock sold               7/29/99      S            2,000      D       $52.50                         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock sold               7/30/99      S              800      D       $53.44                         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock sold               7/30/99      S            1,200      D       $52.88         30,511          D(1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

                                                                                            40,511          I         Owned by
                                                                                                                      Spouse
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
(1) Cumulative total includes shares acquired under
Employee Stock Purchase Plan
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)

                              /s/ Lauren Z. Burnham                 8/10/99
                              -------------------------------   ---------------
                              By: Lauren Z. Burnham, Esq.             Date
                                  Attorney-in-Fact for the
                                  Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.